News Release
2005 Gold Production / 2006 Production Guidance

Vancouver, February 24, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) announces its unaudited gold production figures to December 31, 2005 and outlines the Company’s gold production projections for 2006. All dollar figures are in United States dollars unless otherwise indicated.

2005 Gold Production

Bema’s consolidated gold production for the year was 256,668 ounces with an operating cash cost of $327 per ounce(1,2) and total cash cost of $347 per ounce(1,2). Production in 2005 was below the projected production total of approximately 300,000 ounces mainly due to the delay in the start up of the Refugio Mine and lower than expected gold production from the Petrex Mines as a result of replacing mine contractors during the year which caused several lost days of production.

In 2005, the 79% owned Julietta Mine in far eastern Russia, produced 90,133 ounces of gold at an operating cash cost of $208 per ounce(2) and a total cash cost of $257 per ounce(2) and the 100% owned Petrex Mines in South Africa produced 147,126 ounces of gold at a total cash cost of $406 per ounce(1,3). Operating costs continue to remain high at Petrex as a result of the strength of the South African Rand versus the US dollar.

The 50% owned Refugio Mine in Chile reached commercial production in the fourth quarter of 2005 but was still in a ramp up period for most of the quarter. As a result the mine produced fewer ounces with higher operating costs than the life of mine projections. Bema’s share of production for the fourth quarter of 2005 was 19,409 ounces of gold at an operating cash cost of $286 per ounce(2) and a total cash cost of $313 per ounce(2).

2006 Production Projections

Bema’s projected gold production for 2006 is approximately 381,000 ounces at an operating cash cost of $336 per ounce(4) and a total cash cost of $356 per ounce(4). This represents an increase of 48% over the number of ounces produced in 2005, due mainly to the recommencement of operations at the 50% owned Refugio Mine in Chile.

In 2006, the Julietta Mine is projected to produce approximately 88,000 ounces of gold with an operating cash cost of $235 per ounce(4) and a total cash cost of $287 per ounce(4). Bema recently announced the discovery of a new epithermal vein system at Julietta. This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high grade glacially derived boulders in the Engteri area and represents the first major new discovery of high grade mineralization on the Julietta property since mining began in 2001. A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate which is expected by mid-year, to be followed by underground development of this new zone scheduled for late 2006.

The 50% owned Refugio Mine is projected to produce approximately 248,000 ounces of gold (Bema’s share is 124,000 ounces) in 2006 at an operating cash cost of $267 per ounce and a total cash cost of $291 per ounce.

Production from the Petrex Mines in 2006 is projected at approximately 169,000 ounces of gold at a total cash cost of $440 per ounce. Bema is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area.

Kupol Project, Chukotka, Russia

A successful exploration program in 2005 has increased the Indicated resource estimate at Kupol to 7.4 million tonnes containing 4.8 million ounces of gold at an average grade of 20.2 grams per tonne (g/t) and 58.3 million ounces of silver at an average grade of 244.2 g/t silver. The Inferred resource is now 3.9 million tonnes containing 1.7 million ounces of gold and 22.2 million ounces of silver with average grades of 13.7 g/t gold and 177 g/t silver respectively. These new indicated resources fall within the mine’s current primary development plan and are expected to improve production early in the mine life by displacing lower grade ore. Based on these results, Bema expects to complete an update of the mineable reserves and mine plan for Kupol by May 2006. In May, the Company plans to commence an exploration program consisting of 20,000 metres of diamond drilling, designed to test other veins, structures and extensions of the main Kupol vein which remains open in all directions.

In 2005, Bema completed a Feasibility Study for the 75% owned Kupol project demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The Kupol Mine is projected to produce more than 550,000 ounces of gold annually, over the initial 6.5 year mine life, with operating cash costs of $47 per ounce(5) and total cash costs of $88 per ounce(5). The project financing is fully committed and final permitting is expected by mid March 2006, followed by the project loan draw down. Construction is ongoing and the mine is currently on schedule to commence production in mid 2008.

(1) Consolidated production for 2005 is calculated excluding a gain of $23 from the exercise of Rand denominated put options
(2) Net of silver by-products
(3) Production for the Petrex Mines is calculated excluding a gain of $40 from the exercise of Rand denominated put options
(4) Net of silver credits assuming a $7.50 per ounce spot price
(5) Net of silver credits assuming a $6.00 per ounce spot price

2005 Fourth Quarter and Year End Results Conference Call

Bema will host a conference call to discuss the 2005 year end results on Thursday, March 23, 2006 at 2:00 pm PDT/ 5:00 EDT. The results will be released prior to the call, after the North American markets have closed. To access the call please dial 416-695-9753 or toll free 1-877-888-4605.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange’s Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.